AMERICAN CONSUMERS, INC.
NET INCOME PER COMMON SHARE

EXHIBIT 11

	THIRTEEN WEEKS ENDED		TWENTY-SIX WEEKS ENDED
	November 29,	December 1,	November 29,	December 1,
	2008	2007	2008	2007

Net income for computing income per common share	$30,115	$3,694	$27,456	$52,522

Weighted average number of common shares outstanding during each period	781,696	783,836	781,717	784,758

Net income per common share	$0.039	$0.005	$0.035	$0.067